UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


VAALCO Energy, Inc.
(Name of Issuer)


Common Stock, $0.10 par value per share
(Title of Class of Securities)


91851C201
(CUSIP Number)

Fred Coats
Kornitzer Capital Management, Inc.
5420 W. 61st Place
Mission, Kansas 66205
(913) 677-7778

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.Names of Reporting Persons.
 Kornitzer Capital Management, Inc. ("KCM")


2.Check the Appropriate Box if a Member of a Group
(a)  (b)
3.SEC Use Only

4.Source of Funds
OO

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.Citizenship or Place of Organization
Kansas


  Number of Shares
  Beneficially
  Owned by
  Each Reporting
  Person With:


7.Sole Voting Power

4,570,210




8.Shared Voting Power

0




9.Sole Dispositive Power

167,200




10.Shared Dispositive Power

4,403,010


11.Aggregate Amount Beneficially Owned by Each Reporting Person
4,570,210

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.Percent of Class Represented by Amount in Row (11)
7.83%

14.Type of Reporting Person
IA


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.10 par value per share
(the "Shares"), of VAALCO Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9800 Richmond Avenue, Suite 700, Houston, Texas 77042.

ITEM 2. IDENTITY AND BACKGROUND

The identity and background of the Reporting Person is the following:

       (a) Kornitzer Capital Management, Inc.;

       (b) 5420 W. 61st Place, Mission, Kansas 66205;

       (c) The principal business of the Reporting Person is investment advisory services;

       (d) During the last five years, no officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

       (e) During the last five years, the Reporting Person and an officer of the Reporting Person were parties to a civil proceeding of an administrative body, the SEC. The Reporting Person and the former Chief Compliance Officer of the Reporting Person, without admitting or denying the allegations, agreed to the entry by the SEC of a Cease and Desist Order against committing or causing future violations of Section 15(c) of the Investment Advisor Act and requiring payment of civil money penalties of $50,000 and $25,000, respectively, to the SEC. The SEC issued the Order on April 21, 2015; and

       (f) All the directors and officers of the Reporting Person are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used in making the purchases of the Shares was investment advisory clients' personal funds. The amount of funds was $16,362,212.

ITEM 4. PURPOSE OF TRANSACTION

The Shares were originally acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect. On December 22, 2015, KCM entered into a Stockholder Agreement with the Issuer to effect a change in the present board of directors or management of the Issuer; therefore, the Shares are now held with the purpose of changing or influencing the control of the Issuer.
The Stockholder Agreement is attached below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Person beneficially owns 4,570,210 shares which represents 7.83% of the total outstanding shares of the Issuer.

       (b) The Reporting Person has the sole power to vote 4,570,210 shares, the sole power to dispose 167,200 shares, and the shared power to dispose 4,403,010 shares. The power to dispose is shared with Great Plains Trust Company ("GPTC"), 7700 Shawnee Mission Parkway, Suite 101, Overland Park, Kansas 66202. The principal business of GPTC is providing trust, pension, and asset management services. During the last five years, no officer or director of GPTC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All the directors and officers of GPTC are citizens of the United States of America.

       (c) Following are the transactions in the Shares by the Reporting Person during the past 60 days:

i. 11/30/2015	buy	42,225 shares	2.0635 per share      open market trade
ii. 12/01/2015	buy	  2,200 shares	1.9900 per share      open market trade
iii. 12/02/2015	buy	18,695 shares	1.9315 per share      open market trade
iv. 12/03/2015	buy	12,000 shares	1.8690 per share      open market trade
v. 12/04/2015	buy	20,800 shares	1.7855 per share      open market trade
vi. 12/14/2015	sell	4,500 shares	1.4122 per share      open market trade
vii. 12/30/2015	sell	2,000 shares	1.5100 per share      open market trade

       (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 22, 2015, the Reporting Person and the Issuer entered into a Stockholder Agreement as described in Item 4 and attached below.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Stockholder Agreement signed December 22, 2015 between the Reporting Person and the Issuer is attached below.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Date:	December 31, 2015

						KORNITZER CAPITAL MANAGEMENT, INC.


						/s/ John C. Kornitzer
						By: John C. Kornitzer, President







Execution Version

STOCKHOLDER AGREEMENT

      This STOCKHOLDER AGREEMENT (this "Agreement") is made and entered into as of December 22, 2015, among VAALCO Energy, Inc., a Delaware corporation
(the "Company"), and Kornitzer Capital Management, Inc., a Kansas corporation, and John C. Kornitzer (collectively with their respective Affiliates and Associates, the "Stockholder Group"). The Stockholder Group and the Company are each referred to herein as a "Party" and collectively, as the "Parties."

RECITALS

      WHEREAS, as of the date hereof, the Stockholder Group beneficially owns, in the aggregate, 4,720,990 shares of common stock of the Company, par value $0.10 per share ("Common Stock");

      WHEREAS, the Company and the Stockholder Group have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the "Board") and certain other matters, as provided in this Agreement; and

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

      1. Board Composition and Related Matters.

            (a) Immediately following the execution of this Agreement, the Board shall appoint John Knapp to the Board (the "Stockholder Group Designee"). Following his appointment to the Board, the Board shall appoint the Stockholder Group Designee (and any Stockholder Group Replacement Designee) to the Audit Committee.

            (b) During the time period starting on the date hereof and ending on the Termination Date (the "Commitment Period"), the Board shall
(i) nominate the Stockholder Group Designee (and any Stockholder Group Replacement Designee) for election to the Board at each Stockholder Meeting at which directors are to be elected; (ii) cause the Company to file a definitive proxy statement in respect of each Stockholder Meeting at which directors are to be elected and recommend that the Company's stockholders vote directly or by proxy in favor of, and otherwise use reasonable best efforts to cause, the election of the Stockholder Group Designee (and any Stockholder Group Replacement Designee); and (iii) cause the Company to file a definitive consent revocation statement in respect of any solicitation of written consents of stockholders to remove the Stockholder Group Designee (and any Stockholder Group Replacement Designee) and recommend that the Company's stockholders do not sign consents to remove the Stockholder Group Designee (and any Stockholder Group Replacement Designee) and use reasonable best efforts to cause the revocation of any such consents.

            (c) The Stockholder Group Designee (and any Stockholder Group Replacement Designee) shall resign as a director of the Board immediately
(i) in the event the Shareholder Group ceases to beneficially own 5% or more of the issued and outstanding shares of Common Stock or (ii) on the Termination Date.

      2. Voting.

            (a) During the Commitment Period, each member of the Stockholder Group shall, and shall cause its applicable Affiliates and Associates to, appear in person or by proxy, or deliver a consent or consent revocation, as applicable, at each Stockholder Meeting and in respect of any solicitation of written consents of stockholders and to vote all shares of Common Stock beneficially owned by such person and over which such person has voting power at such Stockholder Meeting or solicitation by written consent (i) in accordance with the Board's recommendations with respect to each election of directors and any removal of directors, in each case as set forth in the Board's applicable definitive proxy statement, consent solicitation statement or consent revocation statement filed in respect thereof; and (ii) in accordance with the Board's recommendations with respect to any other proposal to be submitted to the stockholders of the Company, in each case as set forth in the Board's applicable definitive proxy statement, consent solicitation statement or consent revocation statement filed in respect thereof; provided, however, that, solely in respect of clause (ii), to the extent that the recommendation of Institutional Shareholder Services ("ISS") differs from the Board's recommendation, the Stockholder Group shall have the right to vote any or all shares held by it in accordance with the recommendation of ISS.

            (b) Each member of the Stockholder Group agrees that it shall not, and that it shall not permit any of its Affiliates and Associates to, directly or indirectly, take any action inconsistent with this Section 2.

      3. Other Stockholder Group Commitments. During the Commitment Period, without the prior written consent of the Board, each member of the Stockholder Group shall not, and shall cause its Affiliates and Associates not to, directly or indirectly:

            (a) acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities which would result in the Stockholder Group and its Affiliates and Associates under its control (together with any other person or group) owning, controlling or otherwise having any beneficial ownership interest in more than 15.0% of the then-outstanding shares of the Common Stock in the aggregate; provided, however, that this shall exclude any grants of equity securities received by the Stockholder Group Designee in his capacity as director of the Company.

            (b) (i) nominate or recommend for nomination a person for election at any Stockholder Meeting at which directors of the Board are to be elected or any solicitation of written consents of stockholders of the Company; (ii) initiate, encourage or participate in any solicitation of proxies or consents in respect of any election contest or removal contest with respect to the Company's directors; (iii) submit any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) initiate, encourage or participate in any solicitation of proxies or consents in respect of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (v) initiate, encourage or participate in any solicitation of written consents of stockholders; or (vi) initiate, encourage or participate in any "withhold" or similar campaign with respect to any Stockholder Meeting or any solicitation of written consents of stockholders;

            (c) form, join or in any way participate in any group with respect to any voting securities of the Company in connection with any election or removal contest with respect to the Company's directors (other than with other members of the Stockholder Group or one or more of their Affiliates to the extent that any such person signs a joinder to this Agreement reasonably agreeable to the Company);

            (d) deposit any Company voting securities in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof;

            (e) seek, alone or in concert with others, to amend any provision of the Company's certificate of incorporation or bylaws; provided, however, that nothing herein shall be deemed to restrict the ability of each Designee to propose any changes he deems appropriate in accordance with his fiduciary duties as a director of the Company;

            (f) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in any tender offer or exchange offer, merger, acquisition, share exchange or other business combination with the Company or any of its subsidiaries; or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

            (g) enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to the foregoing, or advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing; or

            (h) take any action challenging the validity or enforceability of this Section 3 or this Agreement, or publicly make or in any way advance publicly any request or proposal that the Company or Board amend, modify or waive any provision of this Agreement. Nothing in this
Section 3 shall be deemed to limit the ability of the Stockholder
Group Designee to exercise his fiduciary duties under law solely in his capacity as a director of the Company and in a manner consistent with his obligations under this Agreement.

      4. Mutual Non-Disparagement. During the Commitment Period, each Party shall not, and shall not permit any of its Representatives to, publicly disparage or criticize the other Party, its business or any current or former directors, officers or employees of the other Party, as applicable. Except for amendments to the Schedule 13D as required by law and made solely to report a change in the level of ownership of Common Stock, the Stockholder Group shall not, and shall not permit any of its Representatives to, make any public announcement or public statement regarding the Company, its business or any current or former directors, officers or employees of the Company.

      5. No Litigation.  During the Commitment Period:

            (a) Each Party hereby covenants and agrees that it shall not, and shall not permit any of its Affiliates and Associates to, directly or indirectly, alone or in concert with others, pursue, or assist any other person to initiate or pursue, any lawsuit, claim or proceeding before any court (collectively, "Legal Proceeding") against the other Party or any of its Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent any Party or any of their Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, or at the suggestion of, such Party or any of their Representatives; provided, further, that in the event a Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party.

      6. Mutual Releases.

            (a) Each member of the Stockholder Group, on behalf of themselves and their respective heirs, estates, trustees, beneficiaries, successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates (the "Stockholder Releasors"), hereby do remise, release and forever discharge, and covenant not to sue or take any steps to pursue or further any Legal Proceeding against the Company or its successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates
(the "Company Releasees"), and each of them, from and in respect of any and all claims and causes of action, whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Stockholder Releasors have, had or may have against the Company Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement; provided, however, that the foregoing release shall not release any rights or duties under this Agreement or any claims or causes of action the Stockholder Releasors may have for the breach or enforcement of any provision of this Agreement.

            (b) The Company, on behalf of itself and its successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates (the "Company Releasors"), hereby do remise, release and forever discharge, and covenant not to sue or take any steps to further any Legal Proceeding against any member of the Stockholder Group or their respective heirs, estates, trustees, beneficiaries, successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates
(the "Stockholder Releasees"), and each of them, from and in respect of any and all claims and causes of action, whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Company
Releasors have, had or may have against the Stockholder Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement; provided, however, that the foregoing release shall not release any rights or duties under this Agreement or any claims or causes of action the Company Releasors may have for the breach or enforcement of any provision of this Agreement.

            (c) Each Party waives any and all rights (to the extent permitted by state law, federal law, principles of common law or any other law) which may have the effect of limiting the releases as set forth in this Section 6. Without limiting the generality of the foregoing, each Party acknowledges that there is a risk that the damages and costs which it believes it has suffered or will suffer may turn out to be other than or greater than those now known, suspected, or believed to be true. Facts on which each Party has been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. Each Party acknowledges that in entering into this Agreement, it has expressed that it agrees to accept the risk of any such possible unknown damages, claims, facts, demands, actions, and causes of action. Each Party acknowledges and agrees that the releases and covenants provided for in this Section 6 are binding, unconditional and final as of the date hereof.

      7. Press Release and SEC Filings.

            (a) No later than one (1) Business Day following the execution of this Agreement, the Company and the Stockholder
Group shall announce the entry into this Agreement and the material terms hereof by means of a mutually agreed upon press release in the form attached hereto as Exhibit A or as otherwise agreed to by the Parties (the "Mutual Press Release"). Prior to the issuance of the Mutual Press Release, neither the Company nor the Stockholder Group shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Representatives shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release, except as required by law or the rules of any applicable stock exchange or with the prior written consent of the Stockholder Group and/or the Company, as applicable, and otherwise in accordance with this Agreement.

            (b) No later than two (2) Business Days following the execution of this Agreement, the Stockholder Group shall file with the SEC a Schedule 13D in compliance with Section 13 of the Exchange Act, reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the "Schedule 13D"). The Schedule 13D shall be consistent with the Mutual Press Release and the terms of this Agreement. The Stockholder Group shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

      8. Termination. Each Party shall have the right to terminate this Agreement by giving written notice to the other Party at any time following the date that is the thirtieth (30th) day prior to the nomination deadline for the 2017 annual general meeting of stockholders (the date of such termination, the "Termination Date"). Notwithstanding the foregoing,

            (a) the obligations of the Stockholder Group pursuant to Section 2, Section 3, Section 4 and Section 5 shall terminate in the event the Company materially breaches its obligations pursuant to Section 1, Section 4 or Section 5; provided, however, that any termination in respect of a breach of Section 4 requires a determination of a court of competent jurisdiction that the Company has materially breached Section 4; provided, further, that the obligations of the Stockholder Group pursuant to Section 5 shall terminate immediately in the event that the Company materially breaches its obligations under Section 5;

            (b) the obligations of the Company pursuant to
Section 1, Section 4 and Section 5 shall terminate in the event ny member of the Stockholder Group materially breaches its obligations in Section 1, Section 2, Section 3, Section 4 or Section; provided, however, that any termination in respect of a breach of Section 4 requires a determination of a court of competent jurisdiction that the Stockholder Group has materially breached Section 4; provided, further, that the obligations of the Company pursuant to Section 5 shall terminate immediately in the event that any member of the Stockholder Group materially breaches its obligations under Section 5; provided, further, that the obligations of the Company pursuant to Section 1 shall terminate immediately in the event the Shareholder Group ceases to beneficially own 5% or more of the issued and outstanding shares of Common Stock.

            No termination shall relieve any Party from liability for any breach of this Agreement prior to such termination.

      9. Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, and no Party shall seek such reimbursement from another Party by any means following the date of this Agreement.

      10. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered by hand, with written confirmation of receipt; upon sending if sent by facsimile to the facsimile numbers below, with electronic confirmation of sending; one day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 7704
Attention:  General Counsel
Facsimile:  713.623.0982

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY  10103-0040
Attention:  Stephen M. Gill, Kai Haakon E.
Liekefett, Esq.
Facsimile:  212.237.0100

If to the Stockholder Group:
John C. Kornitzer
5420 W. 61st Place Shawnee Mission, KS  66205
Facsimile:  913-831-6263

with a copy (which shall not constitute notice) to:
Fred Coats, Chief Legal Officer
Kornitzer Capital Management
5420 W. 61st Place Shawnee Mission, KS 66205
Facsimile:  913-831-6263


      11. Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement
(whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles. The Parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court. Each Party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each Party consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either its registered agent in the State of Delaware or the Secretary of State of the State of Delaware, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 10. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law. EACH PARTY
HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

      12. Specific Performance. Each member of the Stockholder Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any provision of this Agreement were not performed in accordance with such provision's specific terms or were otherwise breached or threatened to be breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each member of the Stockholder Group, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 12 shall not be the exclusive remedy for any violation of this Agreement.

      13. Certain Definitions and Interpretations.  As used in this
Agreement: (a) the terms "Affiliate" and "Associate" (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any person or entity referred to in this Agreement; (b) the term "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
(c) the terms "beneficial ownership," "group," "person," "proxy," and "solicitation" (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act; (d) the term "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Delaware are authorized or obligated to be closed by applicable law; (e) the term "Representatives" means a person's Affiliates and Associates under its control and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; (f) the term "SEC" means the U.S. Securities and Exchange Commission; (g) the term "Short Interests" means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company's equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company's equity securities, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company's equity securities; (h) the term "Stockholder Meeting" means each annual or special meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournment, postponement, reschedulings or continuations thereof; (i) the term "Synthetic Equity Interests" means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company's equity securities, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Company's equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions; and (j) the term "Third Party" refers to any person that is not a Party, a member of the Board, a director or officer of the Company, or legal counsel to any Party. In this Agreement, unless a clear contrary intention appears, (i) the word "including"
(in its various forms) means "including, without limitation;" (ii) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word "or" is not exclusive; and (iv) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated.

      14. Miscellaneous.

(a) This Agreement contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b) This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(c) This Agreement shall not be assignable by operation of law or otherwise by a Party without the consent of the other Party. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d) Neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

(f) Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each Party.

(g) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.